January 27, 2011

Mark Webb
Legal  Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Highlands Bankshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
File No. 0-27622

Dear Mr. Webb:

Highlands Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received via fax your letter dated January 3, 2011, containing comments on the Company’s above-referenced Annual Report on Form 10-K for the year ended December 31, 2009.  This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Lending Activities, page 3

1.
Please revise this section in future filings to provide an expanded discussion of the types of loans that are included in each of the lending categories.  For instance, we note from your tabular presentation of loans elsewhere in your document that your underwrite land development loans, multi-family real estate loans, secured and unsecured commercial loans and agricultural loans, yet there is not discussion in this section of them.

Management Response:  The Company will revise this section in future filings to provide an expanded discussion of the types of loans that are included in each of its categories. Included below are our initial drafts of the expanded discussion which will be included on our Form 10-K for the year ended December 31, 2010. The drafts will be subject to change as the 10-K goes through internal review including review by our Board of Directors.

Examples of the expanded discussion the Company proposes to make in future filings are as follows:

Securities and Exchange Commission

January 27, 2011

Lending Activities

Credit Policies

Highlands Union Bank (“Bank”) has written policies and procedures to help manage credit risk.   The Bank’s policy provides for three levels of lending authority.  The first level of authority is granted to individual loan officers who have various levels of approval based upon their position and experience.  The second level is the Senior Officers Loan Committee, which is composed of senior officers of the Bank from all market areas.  The Senior Officers Loan Committee approves loans that exceed the individual loan officers’ lending authority and reviews loans to be presented to the Directors Loan Committee.  The Directors Loan Committee is composed of six Directors, four of which are independent Directors.  The Directors Loan Committee approves new, modified and renewed credits that exceed the Senior Officer Loan Committee authorities.  The Chairman of the Directors Loan Committee is the Chairman of the Company.   A quorum is reached when four committee members are present, of which at least three must be independent Directors.  An application requires four votes to receive approval by the Committee.  In addition, monthly, the Directors Loan Committee reports all new loans reviewed and approved to the Bank’s Board of Directors.  Monthly reports shared by the Directors Loan Committee include names and amounts of all new credits extended; a watch list including names, amounts, risk rating; non- accrual loans and recommended loans to be charged off and a list of overdrafts.  The Directors Loan Committee also reviews changes to lending policies as proposed by management prior to submission to the Board of Directors for approval.

The Bank has an internal Credit Review Department that reviews the Bank’s loan portfolio to identify loss exposure and to monitor compliance with the Bank’s loan policy.  An analysis of loss exposure and reports on policy compliance are presented to the Directors Loan Committee of the Board for approval on a quarterly basis.

One-to-Four-Family Residential Real Estate Lending

Residential loan opportunities may be generated by the Bank’s loan officers, referrals by real estate professionals, and by existing or new bank clients.  Loan applications are taken by a Bank loan officer.  As part of the application process, information is gathered concerning income, employment and credit history of the applicant and originations are underwritten using policy including a loan to value (“ LTV “) of 80% of appraised value.  Security for the majority of one to four family residential loans is owner occupied single family dwellings. Values of residential real estate collateral are provided by independent fee appraisers who have been approved by the Bank’s Board of Directors.

Second mortgages and Home Equity Lines of Credit are generated, underwritten and secured like single family residential real estate loans discussed above.  However,  both second mortgages and Home Equity Lines of Credit are made at higher rates than residential mortgages.  In the event that LTV is greater than 80%, the loan request is reviewed by the Bank’s Loan Committee and the Board of Directors, depending on the amount of the loan.  Second mortgages are typically made for no more than fifteen years and equity lines mature in 10 years.

The Bank also originates adjustable rate products (“ARM”) secured by one to four family residential properties .with a term of one, three, or five years.  These products provide another outlet for loans not meeting secondary market guidelines and are generated, underwritten and secured the same as single family residential real estate loans discussed above.  The Bank retains these loans in its loan portfolio.   Senior Management Lending Officers set the ARM rates based

Securities and Exchange Commission

January 27, 2011

on competitive rates within the Bank’s market area.   The ARM products contain interest rate caps at adjustment periods and rate ceilings based on a cap over and above the original interest rate. Adjustable rate mortgages are underwritten based on the interest rate reaching the lifetime cap.

At December 31, 2010, $199 million, or 45%, of the Bank’s loan portfolio consisted of one-to four-family residential real estate loans, second mortgages, and home equity lines.  Of the $199 million, $113 million were fixed rate mortgages while the remaining $86 million were adjustable rate mortgages.   The fixed rate loans are typically 3, 5, and 7 year balloon loans amortized over a 30 year period. In connection with residential real estate loans, Highlands Union Bank requires title insurance, hazard insurance and if required, flood insurance.

Multifamily Residential Estate Lending

Loan applications for loans to be secured by multi-family residential properties are taken by a loan officer.  As part of the application process, information is gathered concerning income, employment and credit history of the applicant, as well as rent rolls, operating costs and occupancy rates of the property to be financed.  Loan originations are underwritten using the Bank’s underwriting guidelines of a LTV of 80% and a cash flow coverage of 1.10 or better.   The valuation of multifamily residential collateral is provided by independent fee appraisers who have been approved by the Bank’s Board of Directors.

The Bank also originates adjustable rate products secured by multi-family loans, which are retained in the Bank’s portfolio.

Commercial, Construction and Land Development Lending

The Bank makes local commercial, construction and land acquisition and development loans.  Commercial loans generally have a higher degree of risk than residential mortgage loans, but also have higher yields.  To minimize these risks, the Bank normally obtains appropriate collateral and requires the personal guarantees from the borrower’s principal owners and monitors the financial condition of its business borrowers.  Commercial business loans typically are made on the basis of the borrower’s ability to make repayment from cash flow from its business.  As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself.  Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate.

At December 31, 2010, commercial real estate loans aggregated $137 million, or 31%, of Highlands Union Bank’s total loans.  In its underwriting of commercial real estate, the Bank may lend, under its policy, up to 75% of the secured property’s appraised value.  The Bank’s commercial real estate loan underwriting criteria require an examination of debt service coverage ratios and the borrower’s creditworthiness, prior credit history and reputation.  The Bank also evaluates the location of the security property, and as noted above, typically requires personal guarantees or endorsements of the borrowing entity’s principal owners.

Construction and Land Development loans, including acquisition and development loans, are primarily those secured by residential houses and commercial structures under construction and the underlying land for which the loan was obtained.  Over the past two years the Bank has significantly reduced the number of originations of construction and land development loans in

Securities and Exchange Commission

January 27, 2011

all of its market areas in order to mitigate the risk associated with these types of loans responsive to current economic conditions in an effort to reduce portfolio risk.

At December 31, 2010, construction, land and land development loans outstanding were $31 million, or 7%, of total loans. Construction lending entails significant additional risks and often involves larger loan balances concentrated with single borrowers or groups of related borrowers.  Another risk involved in construction lending is attributable to the fact that loan funds are advanced to fund construction, the value of which is estimated prior to the completion of construction on “as built” basis.  Therefore, it is difficult to accurately estimate the total loan funds required to complete the project and the completed loan-to-value ratios.  To mitigate the risks associated with construction lending, the Bank generally limits loan amounts to 75% of as built appraised value, in addition to analyzing the creditworthiness of its borrowers.  The Bank obtains a first lien on the property as security for construction loans, monitors the construction and advance process and, if a business entity, typically requires personal guarantees from the borrowing entity’s principal owners.

Commercial and Agricultural Lending-- Non-Real Estate Secured and Unsecured

The Bank makes local commercial and agricultural unsecured and non-real estate secured loans.  These loans generally have a higher degree of risk than other loans and to manage these risks, the Bank generally obtains collateral, such as inventories, accounts receivables, equipment and personal guarantees from the borrowing entity’s principal owners. In its underwriting of commercial and agricultural non-real estate secured loans, the Bank may lend, under internal policy, up to 80% of the secured collateral appraised value. The Bank’s commercial and agricultural non-real estate secured underwriting criteria require adequate debt service coverage ratios and the borrower’s creditworthiness, prior credit history and reputation.  As commercial business and agricultural non-real estate secured loans typically are made on the basis of the borrower’s ability to make repayment from cash flow, the availability of funds for the repayment  is substantially dependent on the success of the business itself.

At December 31, 2010, commercial and agricultural non-real estate secured loans including unsecured loans aggregated $43 million, or 10%, of the Bank’s total loans.

Consumer Lending-Non Real Estate Secured and Unsecured

The Bank offers various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, deposit account loans made on both an installment and demand basis.  At December 31, 2010, the Bank had consumer loans of $27 million or 6% of gross loans.  Such loans are generally made to customers with whom the Bank has a pre-existing relationship, often deposit and residential mortgage relationships. The Bank only originates its consumer loans in its geographic market area. The underwriting standards employed by the Bank for consumer loans include a determination of the applicant’s payment history on other debts and an assessment of the ability to meet existing obligations and payments on the proposed loan.  The stability of the applicant’s monthly income may be determined by the verification of gross monthly income from primary employment and additionally from any verifiable secondary income.  The applicant’s FICO scores are also analyzed with the credit report analysis.  Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the available collateral.

Consumer loans may entail significant risk, particularly if unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles.  In such cases, any repossessed

Securities and Exchange Commission

January 27, 2011

collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance.  The remaining deficiency often does not warrant further substantial collection efforts against the borrower.  In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.  Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.  Such loans may also give rise to claims and defenses by a consumer borrower against an assignee of collateral securing the loan such as the Bank and a borrower may raise claims which it has against the seller of the underlying collateral to prevent collection.

2.	Please conform all tabular presentations of your loan portfolio, the allowance for loans losses, etc, throughout your document to present the same loans categories that you discuss in this section.

Management Response: The Company will modify the tabular presentations of the loan portfolio throughout the document to mirror those categories in the Lending Activities section above. Examples of our proposed tabular presentations are show below.  All corresponding prior periods (years) will be updated as well (XXX).The following table presents the Company’s loan loss experience for the past five years:

Securities and Exchange Commission

January 27, 2011

	Years Ended December 31, (Dollars in Thousands)
	2009	2008	2007	2006	2005
Allowance for loan losses at beginning of year	$5,171	XXX	XXX	XXX	XXX
Loans charged off:
Residential 1-4 Family	119	XXX	XXX	XXX	XXX
Multifamily	-	XXX	XXX	XXX	XXX
Commercial, Constrution and Land Development	1.052	XXX	XXX	XXX	XXX
Second Mortgages	-	XXX	XXX	XXX	XXX
Equity Lines of Credit	84	XXX	XXX	XXX	XXX
Farmland	403	XXX	XXX	XXX	XXX
Secured, Personal	414	XXX	XXX	XXX	XXX
Secured, Commercial	462	XXX	XXX	XXX	XXX
Secured, Agricultural	-	XXX	XXX	XXX	XXX
Unsecured	493	XXX	XXX	XXX	XXX
Overdrafts	220	XXX	XXX	XXX	XXX
Total	3,247	XXX	XXX	XXX	XXX
Recoveries of loans previously charged off:

Residential 1-4 Family	-	XXX	XXX	XXX	XXX
Multifamily	-	XXX	XXX	XXX	XXX
Commercial, Construction and Land Development	-	XXX	XXX	XXX	XXX
Second Mortgages	-	XXX	XXX	XXX	XXX
Equity Lines of Credit	-	XXX	XXX	XXX	XXX
Farmland	-	XXX	XXX	XXX	XXX
Secured, Personal	(66)	XXX	XXX	XXX	XXX
Secured, Commercial	(8)	XXX	XXX	XXX	XXX
Secured, Agricultural	(10)	XXX	XXX	XXX	XXX
Unsecured	(59)	XXX	XXX	XXX	XXX
Overdrafts	-	XXX	XXX	XXX	XXX
Total	(143)	XXX	XXX	XXX	XXX

Net loans charged off	3,104	XXX	XXX	XXX	XXX
Provision for loan losses	9,614	XXX	XXX	XXX	XXX
Allowance for loan losses end of year	$11,681	XXX	XXX	XXX	XXX
Average total loans (net of unearned income)	$490,481	XXX	XXX	XXX	XXX
Total loans (net of unearned income) at year-end	$486,119	XXX	XXX	XXX	XXX
Ratio of net charge-offs to average loans	0.63%	XXX	XXX	XXX	XXX
Ratio of provision for loan losses to average loans	1.96%	XXX	XXX	XXX	XXX
Ratio of provision for loan losses to net charge-off	309.72%	XXX	XXX	XXX	XXX
Allowance for loan losses to year-end loans	2.40%	XXX	XXX	XXX	XXX

Securities and Exchange Commission

January 27, 2011

The following table provides an allocation of the allowance for loan losses at December 31, 2009, 2008, 2007, 2006, and 2005.

December 31, Percent of Loans on each Category (Dollars in Thousands)
	2009			2008			2007			2006			2005
	Allowance for Loan Loss	Percentage of Total Allowance	Percentage of Total Loans	Allowance for Loan Loss	Percentage of Total Allowance	Percentage of Total Loans	Allowance for Loan Loss	Percentage of Total Allowance	Percentage of Total Loans	Allowance for Loan Loss	Percentage of Total Allowance	Percentage of Total Loans	Allowance for Loan Loss	Percentage of Total Allowance	Percentage of Total Loans

Residential 1-4 Family	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Multifamily	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Commercial, Construction and Land Development	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Second Mortgages	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Equity Lines of Credit	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Farmland	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Secured, Personal	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Secured, Commercial	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Secured, Agricultural	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Unsecured	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Overdrafts	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Other / Unallocated	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX

Securities and Exchange Commission

January 27, 2011

3.
Please revise future filings to provide an expanded discussion of underwriting policies and procedures used to underwrite loans in each lending category and for each major lending product.  Discuss all material factors considered in underwriting a loan, including documentation requirements, FICO scores, loan to values ratios, etc.  Discuss whether variable rate loans are underwritten at fully indexed rates and how you consider the risks associated with variable rate loans when deciding to underwrite them.  Also discuss whether or not you have underwritten any hybrid loans, such as stated income/stated asset loans or negative amortization loans.

Management Response:  The Company will revise future filings to provide an expanded discussion of the types of loans that are included in each of its categories, as well as underwriting procedures associated with each type of loan.  We will provide this expanded discussion in conjunction with the expanded discussion requested in Comment 1. Please see our response to Comment 1 for this expanded detail.  We have not made any hybrid or negative amortization loans.

Provision and Allowance for Loan Losses, page 30

4.
Please revise future filings to discuss in more detail how you based your pool allocations at December 31, 2009 to more closely match 2009 losses. Discuss the procedures used and when you first applied them. Your revisions should provide more detail of the impact that your revised procedures had on the 2009 provision. Please ensure that future filings similarly discuss any revised procedures used in developing the allowance for loan losses and other material accounting estimates.

Management Response: Please see our response to Comment 5 below.

5.
Please revise this section and throughout your document to disclose whether management believes that the allowance for loan losses is "appropriate" at each balance sheet date based on the requirements of US GAAP. The reference to its sufficiency and adequacy refer to whether it is sufficient for the risk inherent in the portfolio as of the balance sheet date and does not necessarily mean that the level of it is appropriate under GAAP.

Management Response: In future filings, we will make the disclosures required in Comments 4 and 5.

The following serves as a sample revision to the section on Provision for Loan Losses in our 2009 10-K  (future filings will be revised accordingly). Management will also make every effort to adequately disclose any revisions to future procedures and properly disclose other material accounting estimates.

The adequacy of the allowance for loan losses is based on management's judgment and analysis of current and historical loss experience, risk characteristics of the loan portfolio, concentrations of credit and asset quality, as well as other internal and external factors, such as general economic conditions.  The internal credit review department performs pre-approval analyses of large credits and also conducts credit review activities that provide management with an early warning of loan deterioration. The internal credit review department also prepares regular analyses of the adequacy of the allowance for loans losses. These analyses include calculations based upon a mathematical formula that considers identified potential losses on specific loans and pool allocations based upon for historical losses, as adjusted, for various loan types. In recent years, the Company used a rolling three-year history by loan category in determining pool allocation factors. However, due to the severe economic recession, the Company based its pool allocations as of December 31, 2009 to more closely match losses incurred in 2009 rather than the

Securities and Exchange Commission

January 27, 2011

average of the prior three years.  These new pool allocations were implemented in December of 2009. The change resulted in an additional $2.1 million provision for loan losses. In addition to the change in the period of historical losses included in the calculation, additional amounts were allocated based upon internal and external factors such as changing trends in the loan mix, the effects of changes in business conditions in our market area, unemployment trends, the effects of any changes in loan policies, the effects of competition, regulatory factors, and environmental factors related to our loan portfolio. After  review of the potential losses on specific loans, the reserves needed for the pool allocations for each category and other external and internal factors, the Company increased its 2009 provision for loan losses by $8.02 million over 2008, including the $2.1 million increase discussed above.

At December 31, 2009 and 2008, the internal credit review department as well as management determined that the Company's allowance for loan losses is sufficient and is appropriate based on the requirements of US generally accepted accounting principles.

Investment Portfolio, page 38

6.
Please revise to provide a discussion of each investment presented in the table, including identification of the issuers. For non-agency MBSs, corporate bonds and CMOs specifically disclose the material characteristics of each investment, including, for instance, the nature and terms of the mortgages underlying the MBSs, bond ratings, etc.

Management Response: A revised sample narrative is disclosed below and will be included in future filings.

Investment securities available for sale decreased $35,699 (market value) from December 31, 2008 to December 31, 2009 as a result of maturities, sales, prepayments and write-downs. The Company made fewer purchases during 2009 primarily due to the worsening credit crisis and the possible need for on-balance sheet liquidity.

Yields on typical investment securities were very low during 2009. Purchases during the year consisted primarily of fixed rate GNMA mortgage backed securities. During the year, management has continued its investment strategy to purchase securities that will not only blend in with the Company’s overall asset liability strategy but also maximize yield. The majority of the pay downs were contractual amortization and prepayments on variable rate securities as a result of prepayments occurring on the underlying mortgages. GNMA securities also carry a favorable risk weighting as it pertains to regulatory risk based capital.

Investment Portfolio

The following table presents the maturity distribution, market value, amortized cost and approximate tax equivalent yield (assuming a 34% federal income tax rate) of the investment portfolio at December 31, 2009.

	(Dollars in Thousands)
	Within One Year	One Year Through Five Years	Five Years Through Ten Years	After Ten Years	Yield	Market Value	Amortized Cost
Mortgage-backed Sec – fixed rate	$309	$185	$28	$6,132	4.12%	$6,654	$6,516
Mtg.-backed Sec – variable rate	-	-	178	11,108	3.64	11,286	11,134
State & Municipal’s – tax exempt	-	-	1,236	44,600	6.21	45,836	46,475
State & Municipal’s – taxable	-	325	202	985	5.41	1,511	1,527
U.S. Agencies – fixed rate	-	-	-	1,507	5.63	1,507	1,498
Agency Preferred – variable rate	-	-	-	141	0.00	141	262
Corporate bonds – fixed rate	-	-	-	1,075	6.98	1,075	1,430
Corporate bonds – variable rate	-	-	385	1,711	0.45	2,096	6,664
SBA bonds – variable rate	-	-	-	45	0.80	45	47
CMO’s – fixed rate	-	-	-	786	3.46	786	783
CMO’s – variable rate	-	-	-	10	3.93	10	10
TOTAL	$309	$510	$2,029	$68,100		$70,948	$76,326
Total fixed rate securities	$309	$510	$1,466	$55,130		$57,414	$58,276
Total variable rate securities	$-	$-	$563	$12,970		$13,534	$18,050

Securities and Exchange Commission

January 27, 2011

Mortgage backed securities— All of the MBS listed above are agency (FHLMC, FNMA, GNMA) issues. The Company does not hold any non-agency mortgage backed securities.

U. S. Agencies—The Company held a total of two agency securities as of December 31, 2009 issued by the FFCB and FNMA with credit ratings and values as reflected in below:

Credit Rating	Fair Value	Amortized Cost
AAA	$1,507	$1,498

State and  Municipals — A breakdown of the Company’s municipal bond portfolio is shown in the following table segregated by credit rating.

Credit Rating	Fair Value	Amortized Cost
A	$ 13,054	$ 13,049
A-	1,321	1,298
A+	1,936	1,935
AA	2,584	2,539
AA-	2,865	2,988
AA+	934	958
AAA	11,172	11,240
BBB	1,822	1,825
BB+	1,232	1,240
NR	10,427	10,930
TOTAL	$47,347	$48,002

CMO’s. —The Company’s holdings of CMO’s are GNMA issues that carry a 0% risk weighting and are 100% insured.

Corporates—A breakdown of corporate bonds is shown below.

	Fair Value	Amortized Cost
Pooled Trust Preferred Securities (TRUPS) –(rated below investment grade)	$1,197	$5,644
Single Issue Trust Preferred (rated BBB)	1,229	1,536
Single Issue Trust Preferred (non rated)	359	414
SLMA (rated BBB)	386	500
Total	$3,171	$8,094

The segment of our portfolio that contains the largest unrealized loss is our pooled trust preferred

Securities and Exchange Commission

January 27, 2011

securities (TRUP CDOs) which represent trust preferred securities issued primarily by banks and a limited number of insurance companies and real estate investment trusts. As of December 31, 2009, our TRUP CDOs book value totaled $5.64 million with unrealized losses of $4.45 million.

During 2009, we incurred credit-related OTTI charges of $5.62 million. The entire $5.62 million write-down was related to our TRUP CDOs. Fair value of the TRUP CDOs are based on the cash flow projections using variables such as the estimate of future cash flows, creditworthiness of the underlying banks and determination of probability of default of the underlying collateral.

The Company also reviews the appropriate financial statements and filings of the financial institutions that issued single issue trust preferred and municipalities with issues that are “non- rated.” The Company evaluates impairment based on these credit reviews. Based on these reviews, the Company does not expect any impairment on these categories of securities.

During the third quarter of 2008 the Company made the decision to record a $5.99 million “other than temporary impairment” charge on its holdings of preferred stock  of the Federal Home Loan Mortgage Corporation (“Freddie Mac”) and the Federal National Mortgage Corporation (Fannie Mae”), both government sponsored enterprises (“GSE”). The decision to recognize the unrealized mark-to-market loss on these securities as an “other-than-temporary impairment (“OTTI”) was based on the significant decline in the market value of the securities caused by recent events. The current market value for these holdings as of December 31, 2009 was $141 thousand as shown above.

Exhibit 13

General

7.
We note several apparent typographical errors and formatting issues in this document. For instance, income from loans receivable and fees on loans appears incorrect. The tables included in Note 18 appear to be formatted incorrectly as the amount included in the tables appear to be presented under different levels than those discussed in the narratives. Please tell us if our observation is correct and provide us corrected information, as applicable and revise future filings accordingly.

Management Response: Management will make every effort in future filings to prevent any typographical errors from occurring and make sure that all tables are formatted properly and presented under the appropriate levels.  It appears that changes occurred in the process of preparing the financial statements to be submitted in the Form 10-K as our printed financial statements distributed to stockholders did not contain those errors.

8.
Please revise your tabular presentation in future filings to separately disclose fair value and unrealized losses for each of the different types of securities included in the "other securities" category. Provide us with example disclosures at December 31, 2009 and each quarter through September 30, 2010.

Management Response:  Revised tabular disclosures at December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010 are shown below and will be presented in future filings. Any corresponding prior periods will also be shown with each type of security listed as opposed to combining them into “Other Securities” in future filings.

December 31, 2009 (revised tables)

Securities and Exchange Commission

January 27, 2011

Note  2.                       Investment Securities Available-For-Sale

The amortized cost and market value of securities available-for-sale are as follows:

	2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S Government agencies and corporations	$1,498	$9	$-	$1,507
State and political subdivisions	48,002	399	1,053	47,348
Mortgage backed securities	18,425	314	2	18,737
Pooled Trust Preferred	5,644	-	4,447	1,197
Single Issue Trust Preferred	1,950	-	362	1,588
SBA Pools	45	-	1	44
SLMA	500	-	114	386
Agency Preferred	262	-	121	141
	$76,326	$722	$6,100	$70,948

Securities and Exchange Commission

January 27, 2011

The following table presents the age of gross unrealized losses and fair value by investment category:

	---------------------------------------December 31, 2009----------------------------
	Less Than 12 months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Mortgage-backed securities	$1,465	$1	$224	$1	$1,689	$2
States and pol. subdivisions	12,363	216	7,975	838	20,338	1,054
Pooled Trust Preferred Securities	-	-	1,197	4,447	1,197	4,447
Single Issue Trust Preferred	-	-	1,588	362	1,588	362
SBA Pools	-	-	44	1	44	1
SLMA	-	-	386	114	386	114
Agency Preferred	86	15	54	106	141	121
Total	$13,914	$235	$11,455	$5,865	$25,369	$6,100

March 31, 2010 (revised tables)

Note  11 -Investment Securities Available For Sale

The amortized cost and market value of securities available for sale are as follows:

	March 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S Government agencies and corporations	$1,500	$2	$-	$1,502
State and political subdivisions	46,185	361	1,076	45,470
Mortgage backed securities	17,528	385	2	17,910
Pooled Trust Preferred	5,645	-	4,511	1,134
Single Issue Trust Preferred	1,929	-	252	1,677
SBA Pools	44	-	-	44
SLMA	500	-	62	438
Agency Preferred	261	5	97	170

	$73,592	$753	$5,998	$68,347

Securities and Exchange Commission

January 27, 2011

The following table presents the age of gross unrealized losses and fair value by investment category:

	---------------------------------------March 31, 2010----------------------------
	Less Than 12 months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Mortgage-backed securities	$323	$1	$220	$2	$543	$3
States and pol. subdivisions	13,351	264	7,546	811	20,897	1,075
Pooled Trust Preferred Secuities	-	-	1,134	4,511	1,134	4,511
Single Issue Trust Preferred	-	-	1,176	252	1,677	252
SBA Pools	-	-	44	-	44	-
SLMA	-	-	438	62	438	62
Agency Preferred	19	5	69	92	89	97

Total	$13,695	$270	$10,629	$5,729	$24,324	$5,998

June 30, 2010 (revised tables)

Note  11 -Investment Securities Available For Sale

The amortized cost and market value of securities available for sale are as follows:

	June 30, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S Government agencies and corporations	$4,023	$21	$-	$4,044
State and political subdivisions	33,201	247	780	32,668
Mortgage backed securities	22,029	458	41	22,446
Pooled Trust Preferred	4,919	-	3,975	944
Single Issue Trust Preferred	1,928	-	193	1,735
SLMA	500	-	84	416
Agency Preferred	261	-	154	107

	$66,861	$726	$5,227	$62,360

Securities and Exchange Commission

January 27, 2011

The following table presents the age of gross unrealized losses and fair value by investment category:

	---------------------------------------June 30, 2010----------------------------
	Less Than 12 months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Mortgage-backed securities	$7,636	$40	$128	$1	$7,764	$41
States and pol. subdivisions	6,874	207	5,893	573	12,767	780
Pooled Trust Preferred Secuities	-	-	944	3,975	944	3,975
Single Issue Trust Preferred	-	-	1235	193	1235	193
SLMA	-	-	415	84	415	84
Agency Preferred	62	39	45	115	107	154

Total	$14,572	$286	$8,663	$4,940	$23,235	$5,227

September 30, 2010 (revised tables)

Note  11 -Investment Securities Available For Sale

The amortized cost and market value of securities available for sale are as follows:

	September 30, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S Government agencies and corporations	$4,019	$129	$-	$4,148
State and political subdivisions	31,846	477	385	31,938
Mortgage backed securities	22,210	347	54	22,503
Pooled Trust Preferred	4,444	-	3,770	674
Single Issue Trust Preferred	1,927	7	128	1,806
SLMA	500	-	76	424
Agency Preferred	261	-	165	96

	$65,207	$960	$4,578	$61,589

The following table presents the age of gross unrealized losses and fair value by investment category:

Securities and Exchange Commission

January 27, 2011

	---------------------------------September 30, 2010----------------------------
	Less Than 12 months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Mortgage-backed securities	$6,993	$54	$10	$1	$7,003	$55
States and pol. subdivisions	2,884	22	5,346	362	8,230	384
Pooled Trust Preferred Secuities	-	-	674	3,770	674	3,770
Single Issue Trust Preferred	-	-	1,386	128	1,386	128
SLMA	-	-	424	76	424	76
Agency Preferred	-	-	96	165	96	165

Total	$9,877	$76	$7,936	$4,502	$17,813	$4,578

9.
You disclose that the segment of the Company's portfolio that contains the largest unrealized loss is the pooled trust preferred securities (TRUP CDOs) which represent trust preferred securities issued primarily by banks and a limited number of insurance companies and real estate investment trusts. We have the following comments.

a)	Please quantify unrealized losses related to pooled trust preferred securities as of December 31, 2009.

Management Response: Unrealized losses related to pooled trust preferred securities as of December 31, 2009 were $4,447,640.

b)
Provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2009. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

Management Response: For other than temporary impairment analysis, the Company utilizes the current accounting guidance for OTTI that is intended to measure the change in projected cash flows for securitized assets. Specifically, we measure how the current projected cash flows differ from our most recent projection (e.g. as of the last quarter). A decrease in the present value of projected cash flows is considered an “adverse change” and may trigger a charge for other-than-temporary impairment. This particular calculation also measures the “Credit Component” for OTTI purposes since the cash flows are discounted at our book yield. The model (“Scenario 9”) the Company uses was modeled using FDIC default data for the previous banking crisis in the 1988-1992 time periods. It projects 1% prepayments and annual defaults that occur in the 4th quarter starting in 2009 and ending in 2013. Scenario 9 then

Securities and Exchange Commission

January 27, 2011

projects 25bps in additional defaults annually with a 15% recovery after a two-year lag (if an issuer has been in deferral for two years, we extend the assumed recovery to the end of the 5-year deferral period, or an additional 3 years). A summary of inputs is as follows:

•	Prepayments - 1% annually, 100% at maturity;
•	Defaults – 2009, 3% (applied annually); 2010, 3%; 2011, 2.5%; 2012, 2%; 2013, 1%; thereafter 25 bps applied annually;
•	15% recovery with 2 yr lag extended to 5 years if has been in deferral for 2 years.

c)
We note your disclosure regarding your other-than-temporary impairment policies related to your trust preferred securities. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

•	Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.

For OTTI purposes, the cash flows are discounted at the book yield.

•	Deferrals and defaults:

a)	Please tell us in detail how you develop your estimate of future deferrals and defaults.

Future deferral and default rates were modeled using FDIC default data for the previous banking crisis in the 1988-1992 time period. It projects annual defaults that occur in the 4th quarter starting in 2009 and ending in 2013 then projects 25bps annually.

b)
Tell us how you consider the specific credit characteristics of the collateral underlying each individual   security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.

Future deferral and default rates were modeled using FDIC default data for the previous banking crisis in the 1988-1992 time period. Specific credit characteristics of the underlying collateral is reviewed and monitored but is not used to estimate future deferral and default rates. Some of the characteristics monitored include Credit Score/Rating, Texas ratio (a measure of non-performing assets to capital), modified Texas ratio (a measure of non-performing assets plus construction and development exposure compared to capital) and tangible common equity to tangible assets. The estimates for deferrals and defaults are applied consistently to each security and do not vary.

c)	Tell us and disclose in future filings if you treat actual deferrals the same as defaults.

There will be no recovery on existing defaults. A 15% recovery of the principal amount on existing deferrals and future deferrals in 2 years from the date of initial deferral; if the initial 2 year period has elapsed, the recovery is assumed to occur at the end of the 5-year deferral period (ie, the recovery is extended another 3 years).

Securities and Exchange Commission

January 27, 2011

d)
Tell us and disclose in future filings your recovery rate assumption and how you determine it Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

There will be no recovery on existing defaults. A 15% recovery of the principal amount on existing deferrals and future deferrals in 2 years from the date of initial deferral; if the initial 2 year period has elapsed, the recovery is assumed to occur at the end of the 5-year deferral period (ie, the recovery is extended another 3 years). The estimates for recovery rates are applied consistently to each security and do not vary.

•	Prepayment rate:

a)	Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).

Underlying banks can prepay their trust preferred securities on a quarterly call date after a five year period from the original date of issue.

b)	Tell us and disclose in future filings your prepayment assumption and how you determine it.

We use a constant prepayment assumption of 1% annually and 100% at maturity. The extent of future prepayments is difficult to project. Since trust preferred securities will count as Tier 1 capital until the end of 2012, it is conceivable that there will not be an initial burst of prepayment activity as tax-deductible Tier 1 capital is still attractive. As large issuers lose Tier 1 treatment beginning in 2013, some of them will likely prepay their trust preferred securities; however, trust preferred will still be eligible as Tier 2 capital so that some large issuers may not prepay until closer to maturity. For issuers with assets of less than $15 billion but greater than $500 million, existing trust preferred securities were grandfathered but these issuers are prohibited from issuing new trust preferred securities that can be counted as Tier 1 capital, making it unlikely that these issuers will prepay their existing trust preferred.

c)	If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.

Our prepayment assumption did not change during the year.

d)	Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.

Our prepayment assumption did not change during the year.

e)	If you used 0% as your assumption at December 31, 2009, please explain to us why you believe this is reasonable.

Securities and Exchange Commission

January 27, 2011

As disclosed above, we use a prepayment assumption of 1%.

f)	If you used 0% as your assumption at December 31, 2009, please provide us a sensitivity analysis of the change in credit loss at December 31, 2009 if you used a 1% prepayment assumption

As disclosed above, we use a prepayment assumption of 1%.

d)	Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

Deferral and default announcements that are received after the balance sheet date but before the filing date are incorporated into the OTTI calculation for the period end report. Typically deferral announcements are received on or around each payment date which is the last week of each quarter.

e)
Considering the significant judgement required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure  is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss disclosure.  Therefore, for each pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single issuer or pooled, class, book value,  fair value, unrealized gain / loss , lowest credit rating  assigned to the security, number of banks currently performing, actual defaults and deferrals as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the  excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Management Response: Management will in future filings disclose in tabular format the detailed information relative to each pooled trust security. Additionally, we will discuss how excess subordination is calculated relative to each pool. We will correlate the calculations to the other information discussed. Below is an example of the tabular disclosure to be used in future filings.

Securities and Exchange Commission

January 27, 2011

Description	Type	Class	Original Amount $	Book Value 12/31/09 $	Fair Value 12/31/09 $	Unrealized Gain/(Loss) $	Lowest Credit Rating	Percentage of Banks Currently Deferring or Defaulting(1)	Number of Issuers Currently Performing	Excess/ (Negative) Subordination Percentage(2)

Pretsel 4-B	Pooled	Mezz B	700,000	85,396	62,903	(22,493)	Ca	27.10%	4	19.07%
Prestel 5-B	Pooled	Mezz B	500,000	68,200	42,823	(25,377)	Ba3	43.10%	2	(5.59)%
Prestel 11-B	Pooled	Mezz B	500,000	427,694	167,699	(259,995)	Ca	25.10%	49	(21.98)%
Prestel 12-B	Pooled	Mezz B	750,000	473,719	116,961	(356,758)	Ca	30.70%	52	(33.95)%
Prestel 13-B	Pooled	Mezz B	500,000	468,458	194,363	(274,095)	Ca	20.80%	53	(17.82)%
Prestel 15-B	Pooled	Mezz B	500,000	376,413	79,047	(297,366)	Ca	26.10%	57	(25.00)%
Prestel 18-C	Pooled	Mezz C	500,000	397,303	54,828	(342,475)	Ca	21.70%	59	(14.97)%
Prestel 19-C	Pooled	Mezz C	500,000	354,086	43,269	(310,817)	Ca	22.10%	55	(15.92)%
Prestel 20-C	Pooled	Mezz C	500,000	111,775	12,318	(99,457)	Ca	27.40%	49	(20.29)%
Prestel 21-C	Pooled	Mezz C	500,000	293,502	25,300	(268,202)	Ca	26.90%	56	(19.31)%
Prestel 22-C	Pooled	Mezz C	500,000	373,471	56,245	(317,226)	Ca	26.50%	71	(18.93)%
Prestel 22-C	Pooled	Mezz C	500,000	386,315	58,179	(328,136)	Ca	26.50%	71	(18.93)%
Prestel 22-C	Pooled	Mezz C	500,000	350,458	38,515	(311,943)	Ca	26.50%	71	(18.93)%
Prestel 23-C	Pooled	Mezz C	500,000	489,868	131,138	(358,730)	C	22.90%	100	(12.73)%
Prestel 24-C	Pooled	Mezz C	50,000	55,629	1,652	(53,977)	Ca	31.40%	65	(29.36)%

(1) Future deferral and default rates were modeled using FDIC default data for the previous banking crisis in the 1988-1992 time period. Specific credit characteristics of the underlying collateral is reviewed and monitored. Some of the characteristics monitored include Credit Score/Rating, Texas ratio (a measure of non-performing assets to capital), modified Texas ratio (a measure of non-performing assets plus construction and development exposure compared to capital) and tangible common equity to tangible assets. The estimates for deferrals and defaults are applied consistently to each security and do not vary.  Projected default rates are as follows:  Defaults – 2009, 3% (applied annually); 2010, 3%; 2011, 2.5%; 2012, 2%; 2013, 1%; thereafter 25 bps (applied annually); 15% recovery with 2 yr lag.

(2) Excess subordination percentages are reviewed on a quarterly basis. .Excess subordination is computed by comparing the balances of the remaining performing collateral to the current balances of all traunches equal to and senior to the class that the Company owns. Negative excess subordination indicates there is not enough performing collateral in the pool to cover the outstanding balance of all classes equal to and senior to those the Company owns. The subordination percentage only applies to principal and does not include excess interest. The Company’s OTTI calculations compute the present value of the future cash flows (principal and interest) to determine impairment. The impairment charges to date on each pooled trust preferred security are reflective of the negative excess subordination percentages shown above.

In future filings, the above information discussed in Comments 9(a) through (e) will be included in the Investment Securities footnote disclosure.

Securities and Exchange Commission

January 27, 2011

Note 4, Loans, page 19

10.
Please revise future filings to disclose in more detail the specific methods used to modify loans and how you identify modified loans as troubled debt restructurings (TDRs). Also clarify when you place a loan classified as a TDR on accrual status.

Management Response: The Company will disclose in future filings the specific methods used to modify loans and how the Company identifies modified loans as troubled debt restructurings. These methods include providing existing borrowers concessions as it pertains to interest rates and payment terms. The Company’s credit administration personnel and senior financial officers are responsible for tracking, coding, and monitoring loans that are considered TDRs.  The loans are segregated for regulatory and external reporting. Each specific TDR is reviewed to determine if the accrual of interest should be discontinued and also reviewed for impairment. The Company’s senior credit administration officer performs this analysis on a quarterly basis in addition to determining any other loans that are impaired within the loan portfolio. As of December 31, 3009, the Company had 4 loans totaling $3.1 million classified as troubled debt restructurings secured by 1-4 family residential properties and 4 loans totaling $2.8 million categorized as troubled debt restructurings secured by commercial real estate. Interest is accrued on TDRs if the loan is otherwise not impaired and the full collection of principal and interest under the modified terms is still deemed likely to occur by management.

Executive Compensation, page 34 (page14 of proxy statement on Schedule 14A)

11.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Management response: As a “smaller reporting company,” the Company is permitted pursuant to Item 402(l) to provide the scaled disclosure in paragraphs (m) through (r) instead of paragraphs (a) through (k) and (s) of Item 402.  The Company elected not to provide any disclosure in response to Item 402(s) in its proxy statement for the 2010 annual meeting of shareholders.

Form  10-Q for the period ended September 30, 2010

Note 2. Allowance for Loan Losses, page 8

12.	Please revise future filings to provide disaggregated information as to the specific loan categories to which loans were charged-off and recovered.

Management Response: Future 10-Q filings will provide disaggregated information as to the specific loan categories for which loans were charged off or recovered. An example of the new footnote is shown below. These separate categories will mirror those disclosed in the Company’s 10-K filings. All prior period amounts (XXX) will be shown accordingly in the future.

Securities and Exchange Commission

January 27, 2011

Note 2  -  Allowance for Loan Losses

A summary of transactions in the consolidated allowance for loan losses for the nine months ended September 30 is as follows:

	2010	2009
Allowance for loan losses at beginning of year	$ 11,681	XXX
Loans charged off:
Residential 1-4 Family	610	XXX
Multifamily	240	XXX
Commercial, Construction and Land Development	2,260	XXX
Second Mortgages	425	XXX
Equity Lines of Credit	81	XXX
Farmland	131	XXX
Secured, Personal	300	XXX
Secured, Commercial	500	XXX
Secured, Agricultural	24	XXX
Unsecured	429	XXX
Overdrafts	174	XXX
Total	5,174	XXX
Recoveries of loans previously charged off:

Residential 1-4 Family	-	XXX
Multifamily	-	XXX
Commercial, Construction and Land Development	-	XXX
Second Mortgages	-	XXX
Equity Lines of Credit	1	XXX
Farmland	-	XXX
Secured, Personal	30	XXX
Secured, Commercial	12	XXX
Secured, Agricultural	-	XXX
Unsecured	15	XXX
Overdrafts	4	XXX
Total	62	XXX

Net loans charged off	5,112	XXX

Provision for loan losses	2,993	XXX
Allowance for loan losses end of year	$ 9,562	XXX

Financial Position, page 25

13.
We note your disclosure that management feels unrealized losses on trust preferred securities are temporary based on current inactive markets. Refer to our comment above and provide us with a detailed description of the other than temporary impairment (OTTI) analysis you performed on these securities as of September 30, 2010. If your significant assumptions (i. e.  discount rate, deferrals/ defaults and prepayment rate) have changed  from December 31, 2009, please describe these changes also. Finally, compare and contrast management’s feelings for trust preferred securities for which OTTI was not recognized with the facts and circumstances resulting in the OTTI that was recognized, clearly identifying each of these securities in your analysis.

Management Response: For other than temporary impairment analysis, the Company used the current accounting guidance for OTTI that is intended to measure the change in projected cash flows for securitized assets.  Specifically, we measured how the current projected cash flows differ from the most recent projection (e.g., as of the last quarter).  A decrease in the present value of projected cash flows is

Securities and Exchange Commission

January 27, 2011

considered an “adverse change” and may trigger a charge for other-than-temporary impairment. This particular calculation also measures the “Credit Component” for OTTI purposes since the cash flows are discounted at book yield. The model (Scenario 9) the Company uses was modeled using FDIC default data for the previous banking crisis in the 1988-1992 time period.  It projects 1% prepayments and annual defaults that occur in the 4th quarter starting in 2009 and ending in 2013. Scenario 9 then projects 25bps annually with a 15% recovery after a two-year lag (if an issuer has been in deferral for two years, we extend the assumed recovery to the end of the 5-year deferral period, or an additional 3 years). In the model, prepayments are projected at 1% annually; 100% at maturity. Defaults are projected as follows:  2009, 3% (applied annually); 2010, 3%; 2011, 2.5%; 2012, 2%; 2013, 1%; thereafter 25 bps (applied annually).  We use a 15% recovery with 2 yr lag. Significant assumptions (discount rate, deferrals/ defaults and prepayment rate) have not changed since December 2009 and have been applied consistently for all of the Company’s holdings of pooled trust preferred securities.

For the nine months ended September 30, 2010, no other securities other than the pooled trust preferrred securities incurred OTTI. The Company also reviews its remaining available for sale securities for indications of other than temporary impairment. All of the other securities excluding the pooled trust preferreds are paying as agreed. Credit reviews and financial statement analyses are performed on the single issue trust preferred securities the Company owns. Credit reviews are also done for any non-rated municipal bonds the Company owns to identify any potential impairment. No individual analysis is performed on the agency and mortgage backed securities the Company owns due to their underlying strength and credit ratings.

*           *           *           *           *           *           *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (276) 628-9181.

Thank you for your assistance in this matter.

Yours truly,

/s/ Robert M. Little, Jr.

Robert M. Little, Jr.
Chief Financial Officer